Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, APRIL 27 2016

MOKO Social Media Announces REC*IT Surpasses 700,000 First Launches by Students and 1,250 Colleges

Significant milestones in the spring 2016 semester include:

•     Increase of over 200,000 new students to the REC*IT app

•     User engagement increases with average pages per visit increased by 18%

•     Average number of visits per day increased by 23%

•     Addition of 125 new schools (colleges) through the IMLeagues partnership

•     New app features added for recreation administrators to drive adoption

MOKO Social Media (NASDAQ: MOKO and ASX: MKB) (the “Company”) today announces a substantial increase in users acquired during the 2015-16 Academic Year and a significant improvement in user engagement metrics during the spring 2016 semester. The REC*IT app has seen over 703,000 unique first launches by users, an increase of over 200,000 since the start of 2016. Additionally, the app has increased user engagement during the semester as the average pages per visit has increased by 18% from 9.16 during Fall 2015 to 10.79; and the average number of visits per day by 23% from 40,797 in the Fall of 2015 to 50,325. These increases come on top of significant increases to the same metrics realized during 2015 as a result of app design and user experience improvements.[1]

Additionally REC*IT, through their partner IMLeagues, has added 125 new schools to the platform during the calendar 2016 year to date– bringing the total number of colleges and universities that use REC*IT and IMLeagues to manage intramural sports to over 1250 colleges/universities in the US.

These improvements in acquisition, engagement, and institutional usage are attributed to MOKO’s and IMLeagues’ unified commitment to improving the design and user experience across their product suite. During the Spring 2016 semester, REC*IT has added new app features which allow campus recreation administrators to check players into games, record scores, and send messages directly to students, and IMLeagues has launched a modern and user friendly redesign of their website.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

1 Adobe Analytics – REC*IT Product as of April 25, 2016

MOKO Social Media’s interim CEO & COO, Shripal Shah, commented:

“We are delighted with the material lift in user engagement metrics across all areas of the REC*IT app. Our growth of over 200,000 unique first launches by students is the result of our strategy to building our user base in partnership with IMLeagues and the campus recreation administrators.

“We expect the new app features planned for the release of the REC*IT app for the fall 2016 semester will further improve our user engagement metrics and allow us to market the platform as an important channel for brands to connect with college students.”

MOKO and IMLeagues will announce continued improvements to their product suite ahead of the 2016-17 academic year.

For more information contact:

Emma Waldon

Company Secretary

emma.waldon@mokosocialmedia.com

Cell +61 417 800 529

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,250 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 4,100 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.